PetIQ, Inc.

230 East Riverside Drive
Eagle, ID 83616

July 18, 2022

VIA EDGAR

Robert Shapiro

Abe Friedman

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	PetIQ, Inc.
Form 10-K for Fiscal Year Ended December 31, 2021 Filed March 1, 2022 Form 8-K Filed May 4, 2022 File No. 001-38163

Dear Mr. Shapiro and Mr. Friedman:

PetIQ, Inc. (the “Company”), acknowledges receipt of the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) delivered on July 13, 2022 with respect to the filings listed above. As discussed via telephone, on July 15, 2022 with Michael J. Blankenship of Winston & Strawn LLP, the Company respectfully requests an extension of and additional ten (10) days until August 2, 2022 to respond.

If you have any questions regarding any of the responses in this letter, please call me at (208) 939-8900 ext. 485.

Respectfully submitted,

/s/ Zvi Glasman

Zvi Glasman

cc:	Michael J. Blankenship, Winston & Strawn LLP